Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	WEDNESDAY, JUNE 5 2013

Performance Statistics

On-Time Experience

American	Tue	MTD	Target
D-0	65.2	58.8	61.7
A+14	90.4	83.3	79.8

Eagle
D-0	63.0	51.0	67.0
A+14 DOT	81.3	62.8	77.5

Every Bag Counts

American	Tue	MTD*	DOT Standard
	2.34	3.29	2.50

* DOT claims per 1000 customers

Announcements

Tom Horton Discusses the Importance of Safety

In a Special Jetwire issued earlier today, Tom Horton discussed the importance of safety at work each and every day. “June is National Safety Month, and this is a great opportunity to reflect on the role we all play in getting our customers and colleagues to their destinations safely thousands of times a day,” Tom said. “Each one of us has a part in maintaining a safe and injury-free workplace, and continually improving safety throughout our operation. Your active involvement in promoting a positive safety culture and working together to prevent injuries and accidents will help American continue our enviable safety record.”

» Court Approves Disclosure Statement; American to Begin Soliciting Creditors’ Votes on Plan of Reorganization

Yesterday, Bankruptcy Court Judge Sean Lane approved the Disclosure Statement filed in connection with American’s proposed Plan of Reorganization, also known as the POR or the Plan, successfully completing another step in our restructuring process. The Disclosure Statement is a key document which describes our business, the Plan of Reorganization and other matters relevant to the decision of whether to vote to accept our Plan. Judge Lane’s determination that the Disclosure Statement provides adequate information enables American to begin shortly to solicit votes on the Plan from creditors and stakeholders shortly. American also received approval of the Support and Settlement Agreement, with creditors collectively holding approximately $1.6 billion in prepetition unsecured claims. This agreement reflects key support for our Plan. Find out more in classic Jetnet’s Restructuring Resource Center.

» Last Day to Complete In-Progress Web Courses in the Training Site

Today is the last day to complete any in-progress web-based courses you may have started in the Training Site before our transition to the new Online Learning Center. If you’re unable to complete a web course you’ve already started in the Training Site, you’ll be able to restart the course in the Online Learning Center – from the beginning – when it launches on June 10. As part of the transition, we’ll move your certifications and completed compliance training to the Online Learning Center as required, as well as other training you’ve accomplished within the past five years. We’ll archive the rest. Learning modules to help familiarize yourself with the new learning system will be available in the tool’s Knowledge Center using keyword search “SABA.” Find out more on new Jetnet.

» Save Money on Your Commute with the Transit Plan

All eligible U.S.-based American Airlines employees can purchase monthly commuter passes online for travel to and from work. The month-to-month transit plan allows you to purchase commuter passes with pre-tax payroll deductions up to a maximum of $240 per month. Learn how to Get a Tax Break on Your Commute on classic Jetnet’s Benefits page. Then visit the PayFlex HealthHub website under the Managing Your Benefits tab to order your September commuter passes.

oneworld News

From Reuters

Qatar Says it Won’t Launch Boeing 787-10X

Qatar Airways will not be a launch customer for Boeing’s next passenger jet, a stretched version of its 787 Dreamliner, Chief Executive Akbar Al Baker said. The oneworld member-elect, one of the world’s fastest growing carriers, has expressed interest in the 323-seat 787-10X, prompting speculation that it would be among the first batch of buyers. Boeing is expected to announce a formal launch of the aircraft as soon as the June 17-23 Paris Airshow, although the timing is uncertain. Boeing simply says that the launch could be within months, subject to board approval. The stretched 787-10X will compete with the A350-900, the main model of Airbus’s newest jet family.

Industry News

From Memphis Commercial Appeal

Delta Deals Memphis Another Hit

Delta dealt Memphis a major, if not surprising, blow, announcing the airport will lose 34 flights, and will cease to be a Delta hub as of Sept. 3. The reduction will mark the first time in nearly 30 years Memphis hasn’t had a major airline hub. Delta said it would drop Memphis from 94 flights a day to 60 a day as part of a previously announced push to eliminate flying on 50-seat aircraft. The move will leave Memphis with 29 cities served nonstop by Delta, down from the current 42 cities. It will be the carrier’s second ramp-down in less than a year, following a reduction in January from 122 flights a day.

Crude Oil and Jet Fuel

Closing Fuel Prices for Tuesday, June 4

Crude oil was $93.31 a barrel, down $0.14 from the previous day.

Jet fuel price was $116.49 a barrel, up $1.23.

Healthmatters Wellness Wednesday Tip

June is Men’s Health Month. Whether you are a single man or a busy dad, you play an important part in the lives of those around you. So take care of the basics to stay on top of your game. Preventative screenings like annual eye exams can reveal health issues before they become big problems.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.